NEWS RELEASE

Alderon Clarifies Technical Disclosure

April 18, 2011	(TSX.V: ADV) (OTCQX: ALDFF)

Alderon Resource Corp. (TSX.V: ADV) (OTCQX: ALDFF) (“Alderon” or the “Company”) announces that as a result of a review by the British Columbia Securities Commission (“BCSC”), we are issuing this news release to clarify our disclosure.

The BCSC identified the following National Instrument 43-101 (“NI 43-101”) compliance issues in the Company’s website, corporate presentation, investor relations material and MD&A:

•                  On its website, corporate presentation and investor relations material, the Company disclosed global resources for the Kamistiatusset (“Kami”) Iron Ore Project that add inferred mineral resources to other categories.

•                  In its corporate presentation, the Company reported the results of an economic evaluation; including expected capital costs, operating costs, and mine life that are based on Consolidated Thompson’s adjacent Bloom Lake Mine and the Company has not completed an economic evaluation on its own Kami Project.

•                  On its website, investor relations materials, corporate presentation and MD&A, the Company discloses the quantity and grade of a potential mineral deposit and did not include the required disclaimer language or the basis on which the quantity and grade had been determined.

•                  On its website, investor relations materials, corporate presentation, and MD&A, the Company did not identify and disclose the relationship to the Company of the qualified person who approved, prepared or supervised the preparation of the technical information disclosed therein.

While the Company dedicated significant internal resources to verify the information contained above, the disclosure to the public through the Company’s website and delivery of certain information in the corporate presentation, investor relations materials and MD&A was not in complete compliance with NI 43-101.

The Company wishes to clarify this information as follows:

•                  The global resource statements regarding the Kami Project are grouped resources and non-NI-43-101 compliant. The Company retracts its disclosure of the global resource numbers for the Kami Project and clarifies that the NI 43-101 compliant resource on the Kami Project property consists of an indicated iron ore resource of 490 million tonnes at 30.0% iron and an additional inferred resource of 118 million tonnes at 30.3% iron based on a cut-off grade of 20% iron. (see April 5, 2011 press release for further information).

•                  The Company clarifies that the results of an economic evaluation included in its corporate presentation; including expected capital costs, operating costs, and mine life, are based on Consolidated Thompson’s adjacent Bloom Lake Mine and the Company has not yet completed an economic evaluation on its own Kami Project. There is no certainty the Alderon’s Kami Project will have the same capital costs, operating costs or mine life as Consolidated Thompson’s Bloom Lake Mine.

•                  Potential additional resources are conceptual in nature only; there has been insufficient exploration to define an increased mineral resource outside the current NI 43-101 compliant resource which consists of an indicated iron ore resource of 490 million tonnes at 30.0% iron and an additional inferred resource of 118 million tonnes at 30.3% iron based on a cut-off grade of 20% iron. It is uncertain if further exploration will result in the delineation of any additional mineral resources. Estimates for potential additional resources are reported as exploration targets based on the presence of step-out mineralized drill holes, known mineralized zones open along strike and geophysically anomalous areas from data received by the Company.

•                  Content of the website, investor relations materials, corporate presentation and the MD&A failed to indicate that the disclosure was approved by a Qualified Person as defined by NI 43-101. Going forward, all website content and materials distributed to the public will provide disclosure that it was prepared under the supervision of a Qualified Person.

The Company retracts the prior investor presentation and has updated and provided a new presentation to replace the prior presentation, which is available on the Company’s website at www.alderonmining.com.

In those instances where the Company has retracted, revised, clarified or updated previous disclosure, the Company advises readers not to rely on such statements as they may continue to be found in the public domain.

About Alderon

Alderon is a leading iron ore exploration and development company in Canada.  The Kami Project is located within an existing iron ore district and is surrounded by producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

Alderon’s exploration work on the Kami Project is supervised by Edward Lyons, P.Geo., the Chief Geologist for Alderon and a Qualified Person as defined by NI 43-101.  Mr. Lyons has reviewed and is responsible for the technical information contained in this news release.

For more information on Alderon, please visit our website at www.alderonmining.com

ALDERON RESOURCE CORP.

On behalf of the Board

“Mark J Morabito”

President & CEO

Vancouver Office	Toronto Office
T: 604-681-8030	T: 416-309-2135
F: 604-681-8039	F: 416-861-5887
E: info@alderonmining.com
www.alderonmining.com

Renmark Financial Communications Inc.

Florence Liberski: fliberski@renmarkfinancial.com

Barry Mire: bmire@renmarkfinancial.com

Tel.: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the development of the Kami Project are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; fluctuations in commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified the management discussion and analysis section of our interim and most recent annual financial statement or other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.